Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

August 24, 2007

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC  20549

RE:	Celsius Holdings, Inc.
Registration Statement on Form SB-2
Filed July 20, 2007
File No. 333-144751

Form 10-QSB for Fiscal Quarter Ended June 30, 2007
Filed July 16, 2007
File No. 333-129847

Dear Mr. Owings:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated August 17, 2007 regarding the Registration Statement on Form SB-2 filed by Celsius Holdings, Inc. (the “Company”) with the Commission on July 20, 2007 and the Company’s Quarterly Report on Form 10-QSB for Fiscal Quarter Ended June 30, 2007 filed with the Commission on July 16, 2007.

Form SB-2

COMMENT 1:
We note that the calculation of registration fee table is based do the price of your common stock on July 13, 2007.  We also note the common stock you are registering relates to a periodic equity investment agreement in which the number of shares to be issued is based upon the market price of the common shares.  Accordingly, please confirm to us as follows:

•	You have registered a good faith estimate of the maximum number of shares you may issue under the periodic equity investment agreement;

•	You will not rely on Rule 416 if the market price of the common shares results in you having insufficient shares; and

•
You will file a new registration statement to cover the resale of any additional shares in the event that the number of shares actually issued exceeds the number of shares that you have included in the registration fee table.

RESPONSE:
In response to the Commission’s comment above, the Company hereby confirms that (a) we have registered a good faith estimate of the maximum number of shares we may issue under the periodic equity investment agreement, (b) we will not rely on Rule 416 if the market price of our common stock results in us having insufficient shares and (c) we will file a new registration statement to cover the resale of any additional shares in the event that the number of shares to be issued exceeds the number of shares that we have included in the registration fee table.

U.S. Securities and Exchange Commission
August 24, 2007

Prospectus Cover Page

COMMENT 2:
Please eliminate parenthetical definitions here and elsewhere in your document where the meaning is clear from context.  For example, eliminate (“Common Stock”), (the “Company”) and (“Fusion Capital”).  Eliminate (the “Exchange Act”) in the fourth paragraph.

RESPONSE:	We have revised the SB-2 throughout the document to eliminate unnecessary parenthetical definitions where the meaning is clear from context in accordance with the Commission’s comment above.

Prospectus Summary, page 4

COMMENT 3:
Please revise the first sentence in the first paragraph to state that you are in the business of producing, distributing and marketing functional beverages.  Similarly revise the fourth sentence in the second paragraph and like disclosure elsewhere in your document, such as under Current Business of the Company on page 22.  Please avoid references to “science” and “nutrition” when describing your product or explain to us why you believe such descriptions are appropriate.

RESPONSE:
We have revised the SB-2 throughout the document to state that we are in the business of producing, distributing and marketing functional beverages and have avoided references to “science” and “nutrition” when describing our products in response to the Commission’s comment above.

COMMENT 4:
Please delete “which has been scientifically validated” in the sixth sentence of the second paragraph.  Also delete under Current Business of the Company on page 22 and under Plan of Operation on page 26.

RESPONSE:	In accordance with the Commission’s comment above, we have deleted “which has been scientifically validated” throughout the SB-2.

COMMENT 5:
Prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern.  Also, quantify the amount of funding you will need to raise over the next 12 months to effectuate your business plan.

RESPONSE:
We have amended the SB-2 to prominently disclose that our auditors have raised substantial doubt as to our ability to continue as a going concern.  We have also quantified the amount of funding we will need to raise over the next twelve (12) months to effectuate our business plan.

COMMENT 6:	Please advise us as to how you have arrived at the 44,081,295 shares held by non-affiliates.

RESPONSE:
In response to the Commission’s comment, our directors, officers and stockholders beneficially owning more than ten percent of total shares outstanding are listed in the table below, the total is 60,353,568 shares.   Total number of issued and outstanding shares as of August 24, 2007 was 104,434,863, consequently 44,081,295 shares are owned by non-affiliates.

U.S. Securities and Exchange Commission
August 24, 2007

Shareholder	Number of Shares

Stephen C. Haley	26,744,926
Lucille Santini	26,744,926
Gregory Horn	4,830,122
Richard W. McGee	802,348
Jan Norelid	1,231,246
Total Affiliated:	60,353,568

Forward-Looking Statements, page 6

COMMENT 7:
We note that you refer to Section 27A of the Securities Act and Section 21E of the Exchange Act.  Please note that Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers that, at the time the statement is made, issue penny stock.  Therefore, the Litigation Reform Act’s safe harbor does not apply to statements made in your registration statement, Please delete any references to the safe harbor, Section 27A of the Securities Act and Section 21E of the Exchange Act.  Also consider this comment in connection with similar disclosure on page 26.

RESPONSE:	In response to the Commission’s comment, we have amended the SB-2 throughout the document to omit all references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Risk Factors,  page 7

COMMENT 8:
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section.  Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering.  For example, we note that the following risk factors appear to contain generic disclosures:

•	The market price of our Common Stock is highly volatile.

•	If we do not achieve profitability, our business may not grow or continue to operate.

U.S. Securities and Exchange Commission
August 24, 2007

•	If we cannot effectively manage our growth, we may incur substantial losses.

•	We may not be able to develop successful new products which are important to our growth.

•	We do not expect to pay dividends for the foreseeable future.

Please note these are examples only.  Please review your entire risk factor section and revise as necessary.

RESPONSE:
We have revised our Risk Factors section to eliminate generic risks and/or to modify certain Risk Factors by adding specificity with respect to our Company in response to the Commission’s comment above.

COMMENT 9:
Some of your risk factor captions merely state facts and do not describe the risk in concrete terms.  For example, the risk factor captioned “Our directors and executive officers beneficially own a substantial amount of our Common Stock” does not explain that these persons may control the direction of the company and may have interests different from the shareholders.  The risk factor captioned “We are dependent on our key executives” does not explain whether it is difficult to find persons expert in the functional beverage industry.  Please review your risk factor captions to ensure they clearly and concisely describe the relevant risks.

RESPONSE:	We have revised applicable Risk Factors to ensure that each one clearly and concisely describes the relevant risks in accordance with the Commission’s comment above.

COMMENT 10:
Please eliminate language that mitigates the particular risk, such as “Although we maintain insurance coverage against the risk of product liability and product recall...” in the risk factor captioned “We may incur material losses as a result of product recall and product liability.”

RESPONSE:	We have eliminated all mitigating language in our Risk Factors in response to the Commissions comment above.

COMMENT 11:
The last paragraph of the risk factors section on page 10 is inappropriate.  Please delete.  The purpose of the risk factors section is to set forth the risks material to investors, not to address “all factors affecting your business.”

RESPONSE:	We have deleted the last paragraph of the Risk Factors section in order to comply with the Commission’s suggestion above.

Use of Proceeds,  page 11

COMMENT 12:
Please provide a table for the use of net proceeds from the common stock purchase agreement based upon a reasonable range of prices and a reasonable number of shares to be issued pursuant to the agreement.  We would understand if you added cautionary language that you may never receive the entire proceeds.

RESPONSE:
In response to the Commission’s comment above, we have added a table evidencing the use of net proceeds from the Purchase Agreement with Fusion Capital based on a reasonable range of prices and a reasonable number of shares to be issued pursuant to the Purchase Agreement.

Selling Stockholders, page 11

Gregory Horn, page 12

COMMENT 13:
We note your disclosure that you issued 1,391,500 shares to Gregory Horn which were assigned a value of $2,005,640 or $2.16 per share.  The price per share you have presented is mathematically incorrect.  Please revise your disclosure.

RESPONSE:	We have revised the SB-2 to correct such price per share calculation in response to the Commission’s comment above.

U.S. Securities and Exchange Commission
August 24, 2007

Prospectus Cover Page

The Fusion Transaction,  page 12

COMMENT 14:
We note that the terms of your Common Stock Purchase Agreement with Fusion Capital Fund 11, LLC allow you to elect, but do not require you, to increase the Block Purchase Amount under certain trading conditions.  Since the pricing terms of the equity line financing do not appear to be based on a fixed amount and may be elected by you, it does not appear that the transaction you propose is consistent with an equity line financing that may be described as a secondary offering because the private placement does not appear to have been completed.  See “Equity Line Financings” in Section VIII of the March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update.  Please tell us why you believe that your private placement is complete.

RESPONSE:
The Company structured the transaction with Fusion with a view to complying with the Commission’s guidance set forth in the Current Issues and Rulemaking Projects, Quarterly Update, dated March 31, 2001, regarding “Private Equity Lines with Registered Resales” (“Current Issues Guidance”).  As set forth in the Current Issues Guidance, the Commission permits the Company “to register the ‘resale’ of the securities prior to the exercise of the ‘put’ if the transactions meet the following conditions:

1. The company must have ‘completed’ the private transaction of all the securities it is registering for ‘resale’ prior to the filing of the registration statement.

2. The ‘resale’ registration statement must be on the form that the company is eligible to use for a primary offering.

3. In the prospectus, the investor(s) must be identified as underwriter(s), as well as selling shareholder(s).”

We believe the Company meets all of these conditions.

First, the Company has “completed” the sale of securities to Fusion, as Fusion is irrevocably bound and obligated to purchase the securities.   On June 22, 2007, the Company entered into the common stock purchase agreement with Fusion. Pursuant to the Agreement, the Company has the right to put to Fusion, and Fusion has committed to purchase, up to $15 million dollars of the Company’s common stock.  The Agreement does not contain a due diligence condition; the only conditions to Fusion’s obligation are outside Fusion’s control.  Exercise of the put is at the Company’s sole discretion, and the Company controls the timing and amount of any sales of common stock to Fusion.  Fusion does not have the right to acquire any additional securities from the Company, including through the exercise of warrants.  Furthermore, the Company does not have the right to put securities other than common stock to Fusion.  Finally, Fusion does not have the right to assign its rights or obligations under the Agreement and has no further investment decision to make.

Second, the Company is a “small business issuer” as defined in Rule 405 of the Securities Act of 1933, as amended (“Securities Act”) and is eligible to use Form SB-2 for a primary offering.  Finally, on the cover page of the Prospectus contained in the Registration Statement, Fusion Capital is identified as a selling stockholder and underwriter.  Accordingly, we believe that the Company is eligible to register this offering, as currently structured, on Form SB-2.

COMMENT 15:
We note that you did not file your registration statement within the time period required by the terms of your registration rights agreement.  Please disclose the consequences, if any, for having failed to timely file your registration statement.

RESPONSE:
In response to the Commission’s comment, we have disclosed in The Fusion Transaction section of the SB-2 that although the Company failed to timely file the SB-2 in accordance with the terms of the Registration Rights Agreement, such failure does not amount to an event of default (and hence, no consequences) under that agreement.

Plan of Distribution, page 15

COMMENT 16:
We note that 25,000 of the shares you are registering for resale by Fusion were issued as a reimbursement for services rendered in connection with the equity line.  Tell us what consideration you have given to disclosing, under Item 508 of Regulation S-B, that these shares amount to underwriter or dealer compensation.

RESPONSE:
We have revised the SB-2 throughout to clarify that the 25,000 shares were issued to Fusion Capital for the non-allocable expense reimbursement to Fusion Capital to cover items such as travel and other expenses incurred on or about the time of the execution of the term sheet.  We respectfully submit that such reimbursement shares do not amount to underwriter or dealer compensation under Item 508 of Regulation S-B.

U.S. Securities and Exchange Commission
August 24, 2007

Directors, Executive Officers,  Promoters And Control Persons,  page 16

COMMENT 17:	It is not clear whether the biographies of Stephen and Janice Haley cover the past five years. Please advise or revise.

RESPONSE:	We have revised the biographies of Stephen and Janice Haley to clarify the coverage for the previous five (5) years in accordance with the Commission’s comment above.

COMMENT 18:	The fifth sentence of Mr. Haley’s biography appears incomplete. Please revise. Also explain “ERP.”

RESPONSE:	We have revised Mr. Haley’s biography to correct the incomplete sentence and to explain “ERP” in accordance with the Commission’s comment above.

COMMENT 19:	Please describe the business of Bioheart, Inc. in Mr. Norelid’s biography.

RESPONSE:	In response to the Commission’s comment above, we have revised Mr. Norelid’s biography to describe the business of Bioheart, Inc.

COMMENT 20:	Please remove from the biographies any statements not required by Item 401 of Regulation S-B. For example:

•	“She transformed the company’s corporate identity from a turnaround situation to position it for a profitable sale to Maples.”

•	“He... was instrumental in building the GNC brand and in expanding the company’s revenue by $100 million per year eleven (11) years in a row, from $400 million to $1.5 billion.”

These are only examples.  Please revise.

RESPONSE:	In response to the Commission’s comment, we have revised all applicable biographies by eliminating all information not required by Item 401 of Regulation S-B.

Current Business of the Company,  page 22

COMMENT 21:
You state that you are focused on expanding your beverage brand, developing product extensions and reformulations of new products and strengthening the distribution network for your products.  Please explain in reasonable detail what you have done to achieve these goals, what remains to be done, what is your timetable, projected costs and sources of revenue.  Please consider this comment in connection with the discussion of your marketing endeavors, such as to distributors, retail stores, consumers, etc, and intentions described on page 24.

RESPONSE:
In response to the Commission’s comment above, we have revised the SB-2 throughout to explain in reasonable detail what we have done to achieve our business goals, what remains to be done, what our timetable is with respect to these goals and to set forth projected costs and sources of revenue.

Our Products, page 22

COMMENT 22:	Please explain “clinical proof of functionality.”

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:	We have amended the SB-2 throughout to eliminate the phrase “clinical proof of functionality” in response to the Commission’s comment above.

COMMENT 23:	Please provide support for the statement that “Celsius is the first functional beverage product to launch with clinical proof of functionality.”

RESPONSE:	In light of the Commission’s comment, we have amended the SB-2 throughout to eliminate all assertions that we are the first functional beverage product to launch with clinical proof of functionality.

COMMENT 24:	Please explain what is the physical or functional need Celsius is intended to satisfy.

RESPONSE:	In response to the Commission’s comment above, we have explained throughout the SB-2 (where applicable) what physical or functional need we intend to satisfy.

COMMENT 25:	Explain whether Celsius has a premium price tag. State how much a 12 ounce bottle or can costs.

RESPONSE:	We have revised the SB-2 throughout (where applicable) to explain whether Celsius has a premium price tag and to state how much a 12 ounce bottle or can costs in response to the Commission’s comment.

COMMENT 26:	In the third sentence of this paragraph you refer to an independent research facility. Under Clinical Studies you refer to independent research organizations. Please reconcile.

RESPONSE:	In response to the Commission’s comment, we have reconciled these terms throughout the SB-2.

Clinical Studies, page 22

COMMENT 27:	Please eliminate “respected” and “independent” from the second sentence of the first paragraph.

RESPONSE:	We have eliminated “respected” and “independent” from the second sentence of the first paragraph of Clinical Studies in response to the Commission’s comment.

COMMENT 28:	Please explain “randomized, counterbalanced design.” Also explain “substrate oxidation, indirect calorimetry and respiratory exchange ratios.”

RESPONSE:	We have revised the SB-2 to explain “randomized, counterbalanced design” and “substrate oxidation, indirect calorimetry and respiratory exchange ratios” in response to the Commission’s comment.

COMMENT 29:	Please explain who comprises the Ohio Research Group of Exercise Science and Sports Nutrition.

RESPONSE:	We have revised the SB-2 to explain who comprises the Ohio Research Group of Exercise Science and Sports Nutrition in response to the Commission’s comment.

COMMENT 30:	We note your discussion of what the studies proved. Also discuss the variables involved that may make these conclusions less certain.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:	We have revised the SB-2 to discuss variables involved that may make these conclusions less certain in response to the Commission’s comment.

COMMENT 31:
You indicate you funded the clinical studies.  Please indicate the amount paid to each of the Ohio Research Group of Exercise Science and Sports Nutrition and the University of Oklahoma.  Also indicate whether any of your officers or directors is affiliated in any way with either entity.

RESPONSE:
In response to the Commission’s comment, we have revised the SB-2 to indicate the amount paid to each of the Ohio Research Group of Exercise Science and Sports Nutrition and the University of Oklahoma and to indicate whether any of our officers or directors is affiliated in any way to either entity.

Manufacture and Supply of Our Products, page 23

COMMENT 32:	State the amount of your production.

RESPONSE:	We have amended the SB-2 to state the amount of our production in accordance with the Commission’s comment above.

COMMENT 33:	Disclose the ingredients of Celsius. Explain whether there is a food label on a bottle or can of Celsius and what it states.

RESPONSE:
We have amended the SB-2 to disclose the ingredients of Celsius and to explain whether there is a food label on a bottle or can of Celsius and what it states in response to the Commission’s comment above.

COMMENT 34:	Please revise the first sentence in the third paragraph to state “We believe that if we grow” (not “as we continue to grow”).

RESPONSE:	We have revised the SB-2 to state “We believe that if we grow” instead of “as we continue to grow” in response to the Commission’s comment above.

Our Primary Markets,  page 23

COMMENT 35:	Please provide a table or chart showing where your product is sold by state and by venue, such as grocery store, convenience store, etc. Also show the percentage sold in each location.

RESPONSE:
We respectfully submit that it would be impossible to accurately show in a table or chart where our product is sold by state and by venue with percentages due to the fact that we primarily sell our product to distributors who in turn sell, without out our direct knowledge or control, to various venues in many states.  We have added additional disclosures describing the channels we sell into.

Distribution, Sales and Marketing,  page 23

COMMENT 36:	Please provide support for your statement that “[m]edia interest in the category-creating positioning and clinical proof generated national coverage on both television and radio.”

RESPONSE:
We have amended our SB-2 to provide support for our statement that “Media interest in the category-creating positioning and clinical proof generated national coverage on both television and radio” in response to the Commission’s comment.

U.S. Securities and Exchange Commission
August 24, 2007

COMMENT 37:
Please describe the comprehensive integrated marketing communications program developed for use in regional and national roll-out Explain how these materials have been proven effective at creating sales where used.

RESPONSE:
In response to the Commission’s comment above, we have amended the SB-2 to describe the comprehensive integrated marketing communications program materials developed for use in regional and national roll-out, however we cannot prove that such materials have been effective.  We have disclosed in this section that such materials provide a good foundation for launching our products in a specific area or with a specific distributor.

Marketing to Distributors, page 23

COMMENT 38:
Please describe whether or not you have any contracts with your distributors such that the amount that is distributed for any particular period of time is guaranteed.  If no contracts are in place, explain how you plan to expand your business, as you indicate elsewhere that this is your intended plan.

RESPONSE:	We have revised the SB-2 to describe our contracts with our distributors in accordance with the Commission’s comment above.

Marketing to Retail Stores, page 23

COMMENT 39:
Elaborate upon your intentions that are described here.  Provide additional detail as to how you plan to execute on your intentions to market to retail stores directly, including your timeframe and expected costs.

RESPONSE:
In response to the Commission’s comment, we have revised the SB-2 to elaborate on our intentions with respect to marketing to retail stores and to provide additional detail on how we plan to execute on our intentions, including our timeframe and expected costs.

Direct Sales and Distribution, page 23

COMMENT 40:
Explain how you are establishing a DSD network what impact this will have upon your existing distribution process, For example, explain how you currently distribute your product and how this network will work with your existing co-packing facility manufacturing process.

RESPONSE:
We have amended the SB-2 to explain how we are establishing a DSD network including the impact this will have on our existing distribution process in response to the Commission’s comment above.  Our revisions include how we are currently distributing our products and how this network will work with out existing co-packing facility manufacturing process.

Research and Development, page 25

COMMENT 41:
Please explain the statement that you maintain “a productive ongoing process for identifying, qualifying and developing innovative new product concepts.” Provide an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable the extent to which the cost of such activities are borne directly by customers.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:
In response to the Commission’s comment, we have eliminated the phrase “a productive ongoing process for identifying, qualifying and development innovative new product concepts” and have further revised the SB-2 to provide an estimate of the amount of time spend during each of the last two fiscal years on research and development activities.

Management’s Discussion And Analysis Or Plan Of Operation,  page 26

Overview

COMMENT 42:	State the increase in the number of distributors and stores that carry your product over the last two (2) years.

RESPONSE:	We have amended the SB-2 to state the increase in the number of distributors and stores that carry our product over the last two (2) years in response to the Commission’s comment above.

Revenues

COMMENT 43:	Please state the number of new distributors you contracted in 2007 as compared to 2006 and why this number fluctuated.

RESPONSE:
In response to the Commission’s comment, we have revised the SB-2 to state the number of new distributors we have contracted in 2007 as compared to 2006 and have explained why this number has fluctuated.

Gross Profit

COMMENT 44:	Please state the shelf life of your product.

RESPONSE:	We have amended the SB-2 in the Products subsection of our Business section to state the shelf life of our product in response to the Commission’s comment.

Operating Expenses, page 27

COMMENT 45:
We note your disclosure that you recognized an impairment charge of $3.3 million in the first quarter of 2007 related primarily to trademarks of Celsius acquired from a director in January 2007.  We note that paragraph 7 of SFAS 123(R) indicates that the fair value of a good received in a share based transaction should be used to value the transaction if the fair value of the good is a more reliable measurement.  Given the amount of shares issued in the transaction, the amount of shares of the Company outstanding, the breadth of the market in your Company’s shares, and the nature of the good received, it does not appear that the fair value of transaction was appropriately measured by reference to the trading price of the stock immediately after the reverse merger.  We also note that the transaction included an agreement to cancel a consulting contract.  We also note that given the value of the trademarks acquired were written down to $0 shortly after the transaction it appears that the trademarks did not have significant value at the time of the transaction.  Please revise your financial statements to assign a value to the cancellation of the existing consulting contract with Mr. Horn and record that amount as an expense on cancellation of an executory contract.  Further, please assign any remaining value from the transaction not allocated to the cancellation of the contract to the trademark.  We presume that any amounts assigned to the trademark would be, minimal based upon your disclosures elsewhere in the filing and accounting treatment subsequent in the first quarter in 2007.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:
The June 1, 2005 Consulting Agreement stipulates that Specialty Nutrition Group, Inc. (“SNG”) shall assist in the development of a thermogenic beverage product called Celsius, and shall assign the trademark Celsius to the Company. The Consulting Agreement’s term was renewed automatically annually and the current renewal term ends on December 31, 2007. The payment under the Consulting Agreement was five percent (5%) of net sales of the Celsius product until the end of the term and for two (2) additional years. There is also a clause in the Consulting Agreement stating that in the case of a merger or sale of the Company, SNG would receive the higher of four percent (4%) of the net proceeds from such merger or sale or $500,000. At the time of the merger, SNG elected to received $250,000 and two percent (2%) of the proceeds, which equaled 1,391,500 shares in Celsius Holdings, Inc. The value of these shares can therefore be estimated at $250,000.

The Company will restate its financial statements for the first and second quarter of 2007, and record an expense of $500,000 as expense for terminating the contract, and will record the value of $250,000 for the 1,391,500 shares issued as additional paid-in capital.

SNG’s basis in the trademark is zero, therefore according to SAB Topic 5G, the Company cannot step up the basis in the value of the trademark, as Mr. Horn, the shareholder of SNG, was a significant shareholder in Elite FX prior to the merger.

COMMENT 46:
Notwithstanding the comment above, tell us what was Mr. Horn’s basis in the Celsius trademark and tell as what was your consideration of SAB Topic 5:G.  We note that Mr. Horn was a significant shareholder of Elite prior to the merger transaction.

RESPONSE:
SNG’s basis in the trademark is zero, therefore according to SAB Topic 5G, theCompany cannot step up the basis in the value of the trademark, as Mr. Horn, theshareholder of SNG, was a significant shareholder in Elite FX prior to the merger.

Liquidity and Capital Resources, page 28

COMMENT 47:
Please elaborate upon your financing needs.  Specifically quantify the amounts you need, especially as it relates to your intended product and distribution expansion, and what your timeframe is in terms of your current availability of working capital.  Disclose to what extent the equity line will meet your short-term financing needs and how much more you believe you will need for the next 12 months.

RESPONSE:
In response to the Commission’s comment above, we have amended the SB-2 to elaborate on our financing needs by quantifying the amounts we need and what our timeframe is in terms of our current availability of working capital.  We have also disclosed to what extent the agreement with Fusion Capital will meet our short-term financing needs and how much more we believe we will need for the next twelve (12) months.

Related Party Transactions, page 29/Certain Relationships and Related Transactions, page 30

COMMENT 48.	Please describe the liabilities the CEO has guaranteed.

RESPONSE:	We have amended the SB-2 to describe those liabilities our CEO has guaranteed in response to the Commission’s comment above.

COMMENT 49:	State whether the terms of your related party transactions are comparable to the terms of similar transactions with unaffiliated parties.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:
It is management’s belief that all related party transactions are comparable to the terms of similar transactions with unaffiliated parties.  Our CEO has guaranteed the Company’s obligations under the Factoring Agreement with Bibby Financial Services, Inc. (“Bibby”).  The outstanding balance to Bibby as of June 30, 2007 and December 31, 2006 was $149,574 and $83,908, respectively. Our CEO has also guaranteed the lease for the Company’s offices and a purchase of a vehicle. The guarantee of the office lease is of de minimis value. The total lease commitment is approximately $42,000, and the lease terminates on September 30, 2007. The guarantee of Bibby and the vehicle purchase is also of de minimis value and both agreements are secured by assets that should surpass any outstanding liability.  Our CEO did not receive any compensation to guarantee the liabilities. We have amended the SB-2 to reflect these beliefs.

Executive Compensation,  page 33

COMMENT 50:	Please discuss in further detail the factors on which senior executive bonuses will be paid. For example, if you have specific revenue achievement targets in mind, please disclose them.

RESPONSE:	In response to the Commission’s comment above, we have amended the SB-2 to discuss in further detail the factors on which our senior executive bonuses will be paid.

COMMENT 51:
We note that, as part of the merger, options exercisable into common stock of the company were issued.  Please confirm that your executive officers hold no options such that disclosure under Item 402(d) of Regulation S-B is not required or revise to provide this disclosure.

RESPONSE:	At the end of the last completed fiscal year (December 31, 2006), there were no outstanding options.

COMMENT 52:	It is unclear why you have not provided a Directors’ Compensation Table. Please advise or revise.

RESPONSE:	In response to the Commission’s comment above, we have revised the SB-2 by disclosing that no director has received compensation for their services as directors.

Notes to Condensed Consolidated Financials Statements June 30, 2007

Note 1.  Organization and Description of Business, page F-5

COMMENT 53:
We note your disclosure stating that your merger was accounted for as a reverse acquisition under the purchase method for business combinations.  In accounting for a reverse merger recapitalization, the purchase methodology is not applicable, as this is utilized for business acquisitions using fair value accounting, rather a recapitalization should be accounted for at historical cost.  Please confirm the balance sheet of the accounting target was recorded at historical cost.  To avoid confusion please revise your disclosure to clarify the legal and accounting form of the transaction by eliminating any reference to the purchase method.  In doing so, please also explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer and explain the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquiree in earlier periods due to the recapitalization.  Similar disclosures should also be included in the notes to your audited financial statements.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:
In response to the Commission’s comment above, we hereby confirm that recapitalization was recorded at historical cost.  We have also revised our disclosure in the SB-2 to clarify the legal and accounting form of the transaction by eliminating references to the purchase method and by explaining that the historical financial statements are a continuation of the financial statement of the accounting acquirer and that the capital structure of the consolidated enterprise is now different from that appearing in the historical financial statements.  Similar disclosures to our audited financial statements for the year ended December 31,  2006are not needed as the merger took place in 2007.

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies

Earnings per Share, page F-7

COMMENT 54:
We note your disclosure that you had options to purchase 10.8 million shares outstanding.  Please clarify in your disclosure to indicate if these securities were not included in the calculation of diluted EPS because to do so would have been anti-dilutive.  See SFAS 128 paragraph 40(c).

RESPONSE:
In response to the Commission’s comment, we have revised our disclosure to indicate if these securities were not included in the calculation of diluted EPS because to do so would have been anti-dilutive.

Note 9,  Loans Payable, page F-8

COMMENT 55:
In regards to your factoring agreement we note your current disclosure makes reference to the term “sale” and “financing.” Please explain, in accordance with GAAP, how you account for your factoring agreement.  Specifically, discuss whether you account for the agreement as a sale in accordance with SFAS 140 or a financing, explain whether the transferee has recourse and the terms of any advances made to you by the Factor.  Your response should demonstrate how you analyzed the current GAAP guidance in arriving at your conclusion and present to us your treatment of the agreement in the balance sheets and cash flows.  Reference is made to SFAS 140 and FIN 39.  Similar disclosures should also be included in the notes to your audited financial statements.

RESPONSE:
We have amended the SB-2 to explain, in accordance with GAAP, how we accounted for the Factoring Agreement in response to the Commission’s comment and have also included such explanation in the notes to our audited financials.

COMMENT 56:
We were unable to locate a copy of the factoring agreement in the exhibit index.  Please explain whether you have included the contract as an exhibit in a prior filing.  If not, please consider including the document as an exhibit.  Please see Item 601 of Regulation S-B.

RESPONSE:	In response to the Commission’s comment, we have included the Factoring Agreement as an Exhibit to the revised SB-2.

Note 12.  Stock-based compensation, page F-9

COMMENT 57:
We note you issued 10.8 million options on January 19, 2007, as part of the Incentive Stock Plan.  The fair value of the options was determined to be $333,000, or $0.03 per share, which is being amortized to expense over the term of the options- Please explain the difference in your calculated fair value with the market value of your stock prior to and subsequent to the reverse merger.  In this regard we note based on your disclosure on page 31 that just prior to the merger your stock traded as high as $0.602 and that after the merger on January 26 your stock traded in range of $2.00 to $3.00, as of August 8, 2007, Celsius Holdings stock has never traded below $0.62.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:
These options issued on January 19, 2007 were issued by Elite FX, Inc., a private company. Prior to that date, there were certain share transactions at an arms-length basis. In August 2006, shares of Elite FX, Inc. were sold for $0.50 per share. The exercise price per share when assumed by Celsius Holdings, Inc at the time of the merger was approximately $0.02 per share. Each Elite FX, Inc. share was converted into 26.745 shares of Celsius Holdings, Inc.

The fair value of the options issued on January 19, 2007 was calculated based on the Black Scholes model using the following input: Market value $0.02; Exercise price $0.02, Volatility 77.4% based on comparable public companies, discount rate 4.8%, expected term three (3), four (4) and five (5) years, for directors, employees, and consultants, respectively. There were options for a total of 10.4 million shares issued on this date, with a total fair value of 122,000, or approximately $0.01 per share. On April 30, 2007, options to purchase 325,000 shares were issued to three (3) employees; using updated input factors for the Black Scholes model gave a total fair value of $208,000 or $0.64 per share. In total, there were options issued during the first six (6) months of 2007 for 10.8 million shares at an average exercise price of $0.05 and an average fair value of $0.03 per share.

COMMENT 58:	Please include the minimum disclosure requirement of SFAS 123(R). See paragraphs A240 and A241.

RESPONSE:	In response to the Commission’s comment, there were no options outstanding as of December 31, 2006.

Note 14.  Issuance of Shares and Financing, page F-10

COMMENT 59:
We note the Company entered into a registration rights agreement with Fusion Capital in connection with the Purchase Agreement.  Please explain the extent to which you have considered FSP 19-2, Accounting for Registration Payment Arrangements.

RESPONSE:	In response to the Commission’s comment, there are no contingent fees for failure to register shares purchased by Fusion Capital.

COMMENT 60:
Given the significant changes that have occurred since the date of the most recent audited balance sheet please provide a table that reconciled shareholders equity and shares outstanding as of the end of the interim with the balances that existed as of December 31, 2006.

RESPONSE:
In response to the Commission’s comment above, we have amended the SB-2 to provide for a table reconciling shareholders equity and shares outstanding as of the end of the interim with the balances that existed as of December 31, 2006.

Undertakings, II-5

COMMENT 61:	Please include the undertaking in Item 512(g)(2) of Regulation S-B.

U.S. Securities and Exchange Commission
August 24, 2007

RESPONSE:	We have amended the SB-2 to include the undertaking in Item 512(g)(2) of Regulation S-B in response to the Commission’s comment above.

Form 10-QSB for Quarter Ended June 30, 2007

Changes in Internal Controls

COMMENT 62:
We note that you state there were no changes in your internal control over financial reporting.  Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting as required pursuant to Item 308(e) of Regulation S-B.  In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

RESPONSE:
In response to the Commission’s comment above, we hereby confirm that there were no changes in our internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting as required pursuant to Item 308(e) of Regulation S-B.  We will disclose in future filings any change in our internal controls in accordance with Item 308(e) of Regulation S-B.

    We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Matthew Ogurick at (305) 539-3352 or myself at (561) 276-2239. As a courtesy, a hand-marked blackline showing the changes to the previously filed SB-2 with references to the individual comments is also being sent to the Staff.

    Thank you very much for your consideration of this response.

Very truly yours,

/s/ Jan Norelid
Jan Norelid

Chief Financial Officer